FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated October 19, 2006, titled “CN declares fourth-quarter 2006 dividend”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN declares fourth-quarter 2006 dividend

MONTREAL, Oct. 19, 2006 — CN announced today that its Board of Directors has approved a fourth-quarter 2006 dividend on the company’s common shares outstanding. A quarterly dividend of sixteen-and-one-quarter cents (C$0.1625) per common share will be paid on Dec. 29, 2006, to shareholders of record at the close of business on Dec. 8, 2006.

CN -- Canadian National Railway Company -- spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 20, 2006	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel